UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.  1)*

Cartica Acquisition Corp

(Name of Issuer)
Ordinary shares, par value $0.0001 per share
(Title of Class of Securities)
G1995D 109
(CUSIP Number)
Suresh Guduru 1345 Avenue of the Americas, 11th Floor New York, NY 10105 Telephone: (202)741-3677
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
June 30, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 204.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedule filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §§ 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS. Cartica Acquisition Partners, LLC I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). 86-1872892
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,450,000 *
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 5,450,000 *
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,450,000 *
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 54.69% †
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

*	Includes (i) 700,000 Class B ordinary shares, par value $0.0001 per share, of the Issuer (“Class B Ordinary Share”), purchased prior to the Issuer’s initial public offering (“IPO”), which is convertible into 700,000 shares of the Issuer’s Class A ordinary share , par value $0.0001 per share, of the Issuer (“Class A Ordinary Share”) and (ii) 4,750,000 Class A Ordinary Shares, which Cartica Acquisition Partners, LLC (the “Sponsor”) elected to convert from Class B Ordinary Shares previously held by the Sponsor on a one-for-one basis on June 30, 2023.

†

Based on 8,964,415 Class A Ordinary Shares and 1,000,000 Class B Ordinary Shares outstanding on August 14, 2023, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 17, 2023.

1	NAME OF REPORTING PERSONS. Suresh Guduru I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,450,000 *
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 5,450,000 *
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,450,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 54.69% †
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*	Includes (i) 700,000 Class B Ordinary Shares of the Issuer purchased prior to the Issuer’s IPO, which is convertible into 700,000 Class A Ordinary Shares and (ii) 4,750,000 Class A Ordinary Shares, which the Sponsor elected to convert from Class B Ordinary Shares previously held by the Sponsor on a one-for-one basis on June 30, 2023.

†

Based on 8,964,415 Class A Ordinary Shares and 1,000,000 Class B Ordinary Shares outstanding August 14, 2023, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 17, 2023.

EXPLANATORY NOTE

This Amendment No. 1 to Schedule 13D (this “Schedule 13D/A”) is being filed on behalf of the Reporting Persons (as defined below (i) for the purpose of updating the ownership percentages of the Reporting Persons reported in the Schedule 13D filed by the Reporting Persons with the SEC on January 14, 2022 (the “Schedule 13D”) as a result of the redemption of 18,785,585 Class A Ordinary Shares (as defined below), as reported in the Current Report on Form 8-K filed by the Issuer (as defined below) on July 6, 2023, and (ii) to reflect the Founder Conversion (as defined below), as reported in the Current Report on Form 8-K filed by the Issuer on July 6, 2023. Unless amened herein, all other information in the original Schedule 13D remains unchanged.

Item 1. Security and Issuer.

Item 1 of the Schedule 13D is hereby amended and supplemented by replacing the Issuer’s address as follows:

The address of the Issuer’s principal executive offices is 1345 Avenue of the Americas, 11th Floor New York, NY 10105.

Item 2. Identity and Background.

Item 2 of the Schedule 13D is hereby amended and restated by the following:

This Schedule 13D/A is being filed by Cartica Acquisition Partners, LLC, a Delaware limited liability company (the “Sponsor”) and Suresh Guduru (collectively, the “Reporting Persons”), pursuant to their agreement to the joint filing of this Schedule 13D/A attached hereto as Exhibit 99.1 (the “Joint Filing Agreement”). All disclosures with respect to any Reporting Person are made only by such Reporting Person. Any disclosures with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to appropriate parties.

The Sponsor

(a)	The Sponsor is a Delaware limited liability company. The managing member of the Sponsor is Suresh Guduru*.

(b)	The business address of the Sponsor is 1345 Avenue of the Americas, 11th Floor New York, NY 10105.

(c)	The principal business of the Sponsor is to invest in the Issuer.

(d)	During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Sponsor is organized under the laws of Delaware.

Suresh Guduru

(a)	Name of the Reporting Person is Suresh Guduru.

(b)	The business address of Suresh Guduru is 1345 Avenue of the Americas, 11th Floor New York, NY 10105

(c)	Suresh Guduru is a director and Chief Executive Officer of the Issuer, the managing member of the Sponsor.

(d)	During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Suresh Guduru is a United States citizen.

* On May 23, 2023, the Sponsor entered into a Membership Interest Purchase Agreement (the “Purchase Agreement”) with Cartica Investors, LP and Cartica Investors II, LP (collectively, the “Cartica Funds”) and Namaste Universe Sponsor LLC, a Delaware limited liability company (“Namaste”). Pursuant to the Purchase Agreement, Namaste acquired from the Cartica Funds, certain membership interests in the Sponsor, which combined interests will entitle Namaste to receive, in the aggregate, 3,490,949 Class B ordinary shares and 15,900,000 private placement warrants of the Company (the transaction, the “Transfer”). In connection with the Transfer, Suresh Guduru became the managing member of the Sponsor and was also elected by holders of Class B ordinary shares as a director to the board of directors of the Company. Mr. Suresh was also appointed by the board as Chief Executive Officer and Chairman of the board.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following:

On June 30, 2023, the Sponsor elected to convert on a one-for-one basis 4,750,000 Founder Shares into 4,750,000 Class A Ordinary Shares (the “Founder Conversion”). The 4,750,000 Class A Ordinary Shares issued to Acquisition Partners in connection with the Founder Share Conversion (the “Founder Shares”) are subject to the same registration rights and restrictions as the Class B Ordinary Shares before the Founder Conversion, including among others, certain transfer restrictions, waiver of redemption rights and the obligation to vote in favor of the business combination as described in the prospectus for the Issuer’s initial public offering.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:

None of the Reporting Persons has any plans or proposals which may relate to or result in any of outcomes specified in Items 4(a) through (j) of Schedule 13D, except to the extent (if any) that Suresh Guduru, may do so solely in the course of exercising his duties as a director of the Issuer.

Founder Conversion

On June 30, 2023, the Sponsor elected to convert on a one-for-one basis 4,750,000 Founder Shares into 4,750,000 Class A Ordinary Shares. The 4,750,000 Class A Ordinary Shares issued to the Sponsor in connection with the Founder Share Conversion are subject to the same registration rights and restrictions as the Class B Ordinary Shares before the Founder Conversion, including among others, certain transfer restrictions, waiver of redemption rights and the obligation to vote in favor of the business combination as described in the prospectus for the Issuer’s initial public offering.

Item 5. Interest in Securities of the Issuer.

Items (a)-(b) of the Schedule 13D is hereby amended and restated in its entirety by inserting the following information:

Reporting Persons	Number of Shares with Sole Voting and Dispositive Power	Number of Shares with Shared Voting and Dispositive Power	Aggregate Number of Shares Beneficially Owned	Percentage of Class Beneficially Owned †
Acquisition Partners	5,450,000	0	5,450,000	54.69%
Suresh Guduru	5,450,000	0	5,450,000	54.69%

†	Based on 8,964,415 Class A and Class B Ordinary Shares outstanding on August 14, 2023, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 17, 2023.

Each person identified in the table above disclaims any beneficial ownership of the reported shares, other than to the extent of any pecuniary interest such person may have therein, directly or indirectly.

(c)	None of the Reporting Persons has effected any transactions in the Ordinary Shares during the 60 days preceding the date of this report, except as described in Item 6 of this Schedule 13D which information is incorporated herein by reference.

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following:

On May 23, 2023, the Issuer entered into a Mutual Termination Agreement with Cartica Investors, L.P. and Cartica Investors II, L.P. to mutually terminate the Forward Purchase Agreement, dated January 4, 2022.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description

10.1	Termination Agreement, dated May 23, 2023, by and among the Issuer, Cartica Investors, L.P. and Cartica Investors II, L.P. (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer with the SEC on May 25, 2023).

99.1	Joint Filing Agreement, dated October 10, 2023.

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 10, 2023

CARTICA ACQUISITION PARTNERS, LLC

By:	/s/ Suresh Guduru
Name: Suresh Guduru
Title: Managing Member

SURESH GUDURU

/s/ Suresh Guduru